Exhibit 12
Coca-Cola Bottling Co. Consolidated
Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratios)

	First Quarter
	2011	2010
Computation of Earnings:
Income before income taxes	$10,410	$8,849
Add:
Interest expense	8,205	8,238
Amortization of debt premium/discount and expenses	569	582
Interest portion of rent expense	419	376

Earnings as adjusted	$19,603	$18,045

Computation of Fixed Charges:
Interest expense	$8,205	$8,238
Capitalized interest	83	65
Amortization of debt premium/discount and expenses	569	582
Interest portion of rent expense	419	376

Fixed charges	$9,276	$9,261

Ratio of Earnings to Fixed Charges	2.11	1.95